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July 8, 2022 VIA EDGAR TRANSMISSION Mr. Harry Eisenstein Senior Special Counsel	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Mr. Sonny Oh

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company
Registration Statement on Form S-3 for Brighthouse Shield Level Pay PlusSM Annuity and Brighthouse Shield Level Pay PlusSM Advisory Annuity
(File No. 333-262390)

Dear Messrs. Eisenstein and Oh:

On behalf of Brighthouse Life Insurance Company, we are filing herewith marked changed pages of the prospectus and form of prospectus supplement for the Brighthouse Shield Level Pay PlusSM Annuity and the Brighthouse Shield Level Pay PlusSM Advisory Annuity, an individual single premium deferred index-linked separate account annuity contract. As discussed, the changed pages reflect further modifications and revisions made in response to the additional comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us by telephone on July 7, 2022 with regard to the registration statement on Form S-3 filed under the Securities Act of 1933, as amended, with the Commission on January 28, 2022.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

cc:	Michele H. Abate, Head of SEC Products and Funds Law, Brighthouse Financial, Inc.
Alyson Saad, Managing Corporate Counsel, Legal, Brighthouse Financial, Inc.
Nathaniel Segal, Shareholder, Vedder Price P.C.

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